[LETTERHEAD]

                              Attorneys at Law
                              Baton Rouge
                              Birmingham
                               Houston
                              Jackson
                              Mobile
                              Nashville
                              New Orleans
                              Washington, DC

                              Mark W. Coffin
                              (713) 308-0109
                              mark.coffin@arlaw.com

October 30, 2006

Via Federal Express and EDGAR
Mr. H. Roger Schwall
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
One Station Place
100 F St. NE
Washington, D.C. 20549

Re:
BPZ Energy, Inc.
Amendment No. 2 to Registration Statement on
Form S-1/A
Filed October 16, 2006
File No. 333-126934

Form 10-KSB/A for the Fiscal Year Ended December 31, 2005
Filed March 31, 2006

Forms 10-QSB for the Fiscal Quarters Ended
March 31, 2006, and June 30, 2006

Response Letter Dated October 16, 2006
File No. 0-29098

Dear Mr. Schwall:

        Set forth below are the responses of BPZ Energy, Inc. (the "Company") to the comments contained in your letter dated October 26, 2006 regarding the Company's above referenced filings. For your convenience, we have repeated in bold type the comments exactly as set forth in the October 26, 2006 letter. The Company's response to each comment and request is set forth immediately below the text of the applicable comment or request.

Form S-1/A Filed October 16, 2006

1.
Please monitor your requirement to update your financial statements in your next amendment.

  Response:

  The Company notes this requirement.

2.
Please provide updated consents with your next amendment.

  Response:

  The Company has provided updated consents.

Note 1—Basis of Presentation and Significant Accounting Policies

September 2006 Restatement

Effects of Restatement, page F-37

3.
As discussed in our teleconference on October 25, 2006, it continues to appear that the earnings (loss) per diluted share presented in your Form S-1/A, do not agree to the amounts depicted in your Form 10-KSB/A for the same periods and restatement items. Please refer to page F-37 of the Form S-1/A (redline) and page 43 of the Form 10-KSB/A and modify your documents accordingly.

  Response:

  The Company's earnings (loss) per diluted share presented in its Form 10-KSB/A is correct. The Company has made the necessary corrections to the reported earnings (loss) per diluted share for the same periods and restatement items in its amended Form S-1/A.

        We appreciate your consideration of this response. If you have further questions or comments, please contact the undersigned at (713) 308-0109.

Very truly yours,
ADAMS AND REESE LLP
/s/ Mark W. Coffin Mark W. Coffin
cc:
Ms. Mellissa Campbell Duru
Mr. Kevin Stertzel
Ms. Jill Davis
 United States Securities and Exchange Commission

Mr. Manuel Zuñiga
Mr. Ed Caminos
 BPZ Energy, Inc.

Mr. David C. Baggett
 Opportune LLP